EXHIBIT 16.1

Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

We were previously the independent registered accountants for VSUS Technologies Incorporated (the “Corporation”). On March 6, 2006, we were dismissed as independent registered accountants of the Corporation. We did not audit any of the consolidated statements of the Corporation. We have read the Corporation’s statements included under Item 4.01 of its Form 8-K for March 6, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that the Corporation’s Board of Directors approved the dismissal of Marcum & Kliegman llp and approved the retaining of Sherb & Co., LLP as the Corporation’s independent registered accounting firm.

New York, New York
March 9, 2006